     As filed with the Securities and Exchange Commission on May 30, 2001
                                                     Registration No. 333-60830
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                              Amendment No. 2 to
                                   FORM S-2

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                           MACATAWA BANK CORPORATION

        Michigan                     6712                  38-3391345
    (State or other           (Primary Standard         (I.R.S. Employer
    jurisdiction of               Industrial          Identification No.)
    incorporation or         Classification Code
     organization)                 Number)

                            348 South Waverly Road
                            Holland, Michigan 49423
                                (616) 820-1444
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              Benj. A. Smith, III
                     Chairman and Chief Executive Officer
                               106 E. 8th Street
                            Holland, Michigan 49423
                                (616) 396-0119
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------
                                   Copy to:
           Donald L. Johnson                      John E. Freechack
 Varnum, Riddering, Schmidt & Howlett       Barack Ferrazzano Kirschbaum
                  llp                            Perlman & Nagelberg
              Suite 1700                             Suite 2700
        333 Bridge Street, N.W.                  333 W. Wacker Drive
     Grand Rapids, Michigan 49504              Chicago, Illinois 60606
            (616) 336-6000                         (312) 984-3100

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this registration statement.

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                              Proposed       Proposed
 Title of Each Class of                       Maximum        Maximum      Amount of
    Securities Being       Amount to be    Offering Price   Aggregate    Registration
       Registered           Registered       Per Share    Offering Price     Fee
-------------------------------------------------------------------------------------
Common stock (no par
 value)................  1,610,000 shares      $17.40      $28,014,000      $7,004
-------------------------------------------------------------------------------------
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

   We hereby amend this registration statement on this date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, may determine.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be paid by us:

   SEC Registration Fee............................................ $  7,004.00
   NASD fee........................................................    3,301.00
   Nasdaq fee......................................................   24,000.00
   Printing and Mailing Expenses...................................   40,000.00
   Accounting Fees.................................................   30,000.00
   Transfer and Registrar's Fees...................................    2,000.00
   Legal Fees and Expenses.........................................   60,000.00
   Blue Sky Fees and Expenses......................................    5,000.00
   Miscellaneous...................................................   10,000.00
                                                                    -----------
     Total......................................................... $181,305.00
                                                                    ===========

Item 15. Indemnification of Directors and Officers.

   Sections 561-571 of the Michigan Business Corporation Act, as amended, grant us broad powers to indemnify any person in connection with legal proceedings brought against that person by reason of their present or past status as an officer or director of our Company, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Michigan Business Corporation Act also gives us broad powers to indemnify defined persons against expenses and reasonable settlement payments in connection with any action by or in the right of our Company, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, except that no indemnification may be made if that person is adjudged to be liable to us unless and only to the extent the court in which that action was brought determines upon application that, despite the adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any specified person is successful in the defense of any defined legal proceeding, we are required by the Michigan Business Corporation Act to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

   Our articles of incorporation contain provisions entitling our directors and executive officers to indemnification against specified liabilities and expenses to the full extent permitted by Michigan law.

   Under an insurance policy maintained by us, our directors and officers are insured within the limits and subject to the limitations of the policy, against specified expenses in connection with the defense of specified claims, actions, suits or proceedings, and specified liabilities which might be imposed as a result of claims, actions, suits or proceedings, which may be brought against them by reason of being or having been directors and officers of our Company.

Item 16. Exhibits.

   Reference is made to the Exhibit Index which appears at page II-4 of this Registration Statement.

Item 17. Undertakings.

   Insofar as indemnification for liabilities under the Securities Act of 1933, as amended may be permitted to our directors, officers and controlling persons of the Company pursuant of the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission this indemnification is against the public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

   We hereby undertake that: For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof. We hereby undertake that we will provide to the underwriter, Dain Rauscher Wessels, at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriter to permit prompt delivery to the purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Macatawa Bank Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Holland, State of Michigan, on May 30, 2001.

                                              Macatawa Bank Corporation

                                         /s/ Benj. A. Smith, III
                                        By: ___________________________________
                                          Benj. A. Smith, III
                                          Chairman of the Board

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
/s/ Benj. A. Smith, III                Principal Executive           May 30, 2001
______________________________________  Officer and a Director
Benj. A. Smith, III
/s/ Steven L. Germond                  Principal Financial and       May 30, 2001
______________________________________  Accounting Officer
Steven L. Germond
/s/ Philip J. Koning*                  President and a Director      May 30, 2001
______________________________________
Philip J. Koning
/s/ G. Thomas Boylan*                  Director                      May 30, 2001
______________________________________
G. Thomas Boylan
/s/ Robert E. DenHerder*               Director                      May 30, 2001
______________________________________
Robert E. DenHerder
/s/ John F. Koetje*                    Director                      May 30, 2001
______________________________________
John F. Koetje

  /s/ Benj. A. Smith, III
*By: ___________________________
  Benj. A. Smith, III
  Attorney-in-Fact

                                                                   Sequentially
                                                                     Numbered
 Exhibit Number and Description                                        Page
 ------------------------------                                    ------------
 10.9*  Line of Credit Agreement between Bank One, Michigan and
         Macatawa Bank Corporation dated September 26, 2000.

 10.10* Revolving Business Credit Note (LIBOR--Based Interest
         Rate) between Bank One, Michigan and Macatawa Bank
         Corporation dated September 26, 2000.

 10.11* Form Limited Discretionary Investment Advisory Agreement utilized by the Macatawa Bank trust department to appoint a third party investment advisor for Macatawa
         Bank managed trust accounts.

 10.12 Stock Option Agreement between Benjamin A. Smith, III and Macatawa Bank Corporation dated November 19, 1998.

 21*    Subsidiaries of the Registrant

 23.1 Consent of Crowe, Chizek and Company LLP, independent public accountants

 23.2* Consent of Varnum, Riddering, Schmidt & Howlett LLP is included in Exhibit 5 to this Registration Statement.

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*  Previously filed with the Registration Statement on Form S-2 filed May 14,
   2001.